UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

David L. Ronn McGuireWoods LLP 600 Travis Street, Suite 7500 Houston, Texas 77002-2906 (713) 353-6671
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 14)

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 14

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON PN

1 As of December 9, 2011, the Reporting Person beneficially owns 2,478,188 American Depositary Shares, representing 7,434,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 14

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IA

2 As of December 9, 2011, the Reporting Person beneficially owns 2,478,188 American Depositary Shares, representing 7,434,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 14

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

3 As of December 9, 2011, the Reporting Person beneficially owns 2,463,188 American Depositary Shares, representing 7,389,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 14

1	NAMES OF REPORTING PERSONS. Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

4 As of December 9, 2011, the Reporting Person beneficially owns 2,478,188 American Depositary Shares, representing 7,434,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 14

1	NAMES OF REPORTING PERSONS. Stanley L. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

5 As of December 9, 2011, the Reporting Person beneficially owns 2,478,188 American Depositary Shares, representing 7,434,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 14

1	NAMES OF REPORTING PERSONS. Brandon D. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,434,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,434,564
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,434,5646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

6 As of December 9, 2011, the Reporting Person beneficially owns 2,478,188 American Depositary Shares, representing 7,434,564 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 14

Note: This Amendment No. 3 (the “Amendment”) is being filed solely to correct an error in the number of shares beneficially owned by each of the Columbia Pacific Parties as reported on Amendment No. 2 filed on December 12, 2011.

This Amendment amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2011 as amended on October 14, 2011 and December 12, 2011 (the “Schedule 13D”), by the Aegir Parties, the Lake Union Parties and the Columbia Pacific Parties relating to ordinary shares in the form of American Depositary Shares (“ADSs”) issued by ChinaEDU Corporation (the “Issuer” or the “Company”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

The cover pages previously filed by the Aegir Parties and the Lake Union Parties remain unchanged. Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 3.      Source and Amount of Funds or Other Consideration.

The paragraph under the heading “Columbia Pacific Parties” added to Item 3 by Amendment No. 2 filed December 12, 2011 is hereby amended and restated by the following:

Columbia Pacific Parties

The 543,840 Ordinary Shares in the form of ADSs purchased by the Columbia Pacific Parties since October 13, 2011 were acquired by the Columbia Pacific Parties for an aggregate purchase price of approximately $1,016,601 and were acquired with the investment capital of the Columbia Pacific Parties, as more fully detailed in Item 5 herein.

Item 4.       Purpose of Transaction.

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated by the following:

The Columbia Pacific Parties acquired their interests in the Company between August 7, 2008 and December 9, 2011, and presently hold approximately 13.7% of the Company’s Ordinary Shares in the form of ADSs.  The purchases of the ADSs were made in the Columbia Pacific Parties’ ordinary course of business and were not made for the purpose of acquiring control of the Company.

Item 5.      Interest in Securities of the Issuer.

The first paragraph in Item 5 is hereby amended and restated by the following:

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 14

By virtue of the understanding reached between the Reporting Persons described in Item 4, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Act of 1934.  Collectively, the group may be deemed to have voting control over a combined 14,867,553 of the Ordinary Shares in the form of ADSs of the Issuer.

The information under the heading “Columbia Pacific Parties” in Item 5 is hereby amended and restated by the following:

(a)
As of the close of trading on December 9, 2011, (i) Columbia Pacific Opportunity Fund, L.P. directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 7,434,564 Ordinary Shares in the form of ADSs over which it has sole voting and dispositive power.

Columbia Pacific Advisors, LLC is the advisor and sole general partner of Columbia Pacific Opportunity Fund, L.P. and, as such, may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P., and, accordingly, may be deemed to indirectly beneficially own such shares.

Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the managing members of Columbia Pacific Advisors, LLC. In such capacity, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty control the trading of securities held by Columbia Pacific Opportunity Fund, L.P.  As a result of such role and otherwise by virtue of their relationship to Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Avisors, LLC, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADSs directly beneficially owned by Columbia Pacific Opportunity Fund, L.P. and, accordingly, may be deemed to indirectly beneficially own such shares.

The 13.7% of the Ordinary Shares in the form of ADSs beneficially owned by each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are based on 54,395,185 Ordinary Shares in the form of ADSs that were outstanding as of December 31, 2010 (as set forth on the Issuer’s Form 20-F filed June 30, 2011 with the Securities and Exchange Commission).

Columbia Pacific Advisors, LLC, Mr. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaim beneficial ownership of the Ordinary Shares in the form of ADSs held by Columbia Pacific Opportunity Fund, L.P., except to the extent of their pecuniary interest therein.

(b)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(c)
The trading dates, number of Ordinary Shares in the form of ADSs purchased and sold and price per share for all transactions in the Ordinary Shares in the form of ADSs during the past 60 days by the Columbia Pacific Parties were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule C.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 10 OF 14

Other than the acquisition of the 543,840 shares of the Issuer’s Ordinary Shares in the form of ADSs set forth on Schedule C hereto, the Columbia Pacific Parties have not engaged in any transactions in the Issuer’s Ordinary Shares in the form of ADSs in the past 60 days.

(d)	The response to Item 5(a) above under the heading “Columbia Pacific Parties” is incorporated herein by reference.

(e)	Not applicable.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 11 OF 14

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2011

New Vernon Aegir Master Fund Ltd.
By: New Vernon Partners LLC

/s/ Barton S. Aronson
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  December 15, 2011
New Vernon Investment Management LLC
By: Trent Stedman

/s/ Barton S. Aronson
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  December 15, 2011
New Vernon Partners LLC
By: Trent Stedman

/s/ Barton S. Aronson
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  December 15, 2011

/s/ Barton S. Aronson
Name: Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated:  December 15, 2011

/s/ Barton S. Aronson
Name: Barton S. Aronson, Authorized Signatory for Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 12 OF 14

Dated:  December 15, 2011

Lake Union Capital Fund, LP
By: Lake Union Capital Management, LLC

/s/ Michael Self
Name: Michael Self
Title: General Partner

Dated:  December 15, 2011

Lake Union Capital Management, LLC

/s/ Michael Self
Name: Michael Self
Title: Managing Member

Dated:  December 15, 2011

/s/ Michael Self
Name: Michael Self

Dated:  December 15, 2011

Columbia Pacific Opportunity Fund, L.P.
By: Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC

Dated:  December 15, 2011

Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC

Dated:  December 15, 2011

/s/ Alexander B. Washburn
Name: Alexander B. Washburn

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 13 OF 14

Dated:  December 15, 2011

/s/ Daniel R. Baty
Name: Daniel R. Baty

Dated:  December 15, 2011

/s/ Stanley L. Baty
Name: Stanley L. Baty

Dated:  December 15, 2011

/s/ Brandon D. Baty
Name: Brandon D. Baty

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 14 OF 14

SCHEDULE C
TRANSACTIONS BY THE COLUMBIA PACIFIC PARTIES

Reporting Person	Date	Transaction	Number of ADSs (1) Purchased	Underlying Ordinary Shares of Such ADSs	Approximate Price Per ADS (excluding commissions)
Columbia Pacific Opportunity Fund, L.P.	10/14/2011	BUY	16,000	48,000	5.89
Columbia Pacific Opportunity Fund, L.P.	10/17/2011	BUY	2,200	6,600	5.68
Columbia Pacific Opportunity Fund, L.P.	10/18/2011	BUY	2,200	6,600	5.68
Columbia Pacific Opportunity Fund, L.P.	10/19/2011	BUY	3,800	11,400	5.63
Columbia Pacific Opportunity Fund, L.P.	10/20/2011	BUY	4,868	14,604	5.60
Columbia Pacific Opportunity Fund, L.P.	10/21/2011	BUY	1,576	4,728	5.62
Columbia Pacific Opportunity Fund, L.P.	10/24/2011	BUY	15,600	46,800	5.60
Columbia Pacific Opportunity Fund, L.P.	10/25/2011	BUY	500	1,500	5.58
Columbia Pacific Opportunity Fund, L.P.	10/26/2011	BUY	1,300	3,900	5.58
Columbia Pacific Opportunity Fund, L.P.	10/27/2011	BUY	1,200	3,600	5.61
Columbia Pacific Opportunity Fund, L.P.	10/28/2011	BUY	1,300	3,900	5.61
Columbia Pacific Opportunity Fund, L.P.	10/31/2011	BUY	280	840	5.54
Columbia Pacific Opportunity Fund, L.P.	11/1/2011	BUY	1,499	4,497	5.51
Columbia Pacific Opportunity Fund, L.P.	11/2/2011	BUY	2,000	6,000	5.55
Columbia Pacific Opportunity Fund, L.P.	11/3/2011	BUY	1,600	4,800	5.62
Columbia Pacific Opportunity Fund, L.P.	11/4/2011	BUY	600	1,800	5.60
Columbia Pacific Opportunity Fund, L.P.	11/7/2011	BUY	1,500	4,500	5.55
Columbia Pacific Opportunity Fund, L.P.	11/8/2011	BUY	900	2,700	5.55
Columbia Pacific Opportunity Fund, L.P.	11/9/2011	BUY	100	300	5.49
Columbia Pacific Opportunity Fund, L.P.	11/10/2011	BUY	1,100	3,300	5.55
Columbia Pacific Opportunity Fund, L.P.	11/11/2011	BUY	600	1,800	5.59
Columbia Pacific Opportunity Fund, L.P.	11/14/2011	BUY	700	2,100	5.54
Columbia Pacific Opportunity Fund, L.P.	11/15/2011	BUY	2,800	8,400	5.46
Columbia Pacific Opportunity Fund, L.P.	11/10/2011	BUY	1,300	3,900	5.48
Columbia Pacific Opportunity Fund, L.P.	11/11/2011	BUY	500	1,500	5.55
Columbia Pacific Opportunity Fund, L.P.	11/14/2011	BUY	14,400	43,200	5.58
Columbia Pacific Opportunity Fund, L.P.	11/21/2011	BUY	5,443	16,329	5.53
Columbia Pacific Opportunity Fund, L.P.	11/22/2011	BUY	1,800	5,400	5.59
Columbia Pacific Opportunity Fund, L.P.	11/23/2011	BUY	100	300	5.60
Columbia Pacific Opportunity Fund, L.P.	11/25/2011	BUY	1,000	3,000	5.55
Columbia Pacific Opportunity Fund, L.P.	11/28/2011	BUY	12,000	36,000	5.62
Columbia Pacific Opportunity Fund, L.P.	11/29/2011	BUY	1,600	4,800	5.58
Columbia Pacific Opportunity Fund, L.P.	11/30/2011	BUY	2,100	6,300	5.58
Columbia Pacific Opportunity Fund, L.P.	12/1/2011	BUY	5,000	15,000	5.55
Columbia Pacific Opportunity Fund, L.P.	12/2/2011	BUY	3,200	9,600	5.56
Columbia Pacific Opportunity Fund, L.P.	12/5/2011	BUY	4,400	13,200	5.56
Columbia Pacific Opportunity Fund, L.P.	12/6/2011	BUY	400	1,200	5.55
Columbia Pacific Opportunity Fund, L.P.	12/7/2011	BUY	3,625	10,875	5.45
Columbia Pacific Opportunity Fund, L.P.	12/8/2011	BUY	2,200	6,600	5.45
Columbia Pacific Opportunity Fund, L.P.	12/9/2011	BUY	57,989	173,967	5.59

(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share